Pricing Term Sheet	Free Writing Prospectus
dated as of November 16, 2017	Filed pursuant to Rule 433
Relating to the
Preliminary Prospectus Supplements each dated November 14, 2017 to the
Prospectus dated October 13, 2017
Registration No. 333-220777

Everbridge, Inc.

Concurrent Offerings of

$100,000,000 Aggregate Principal Amount of 1.50% Convertible Senior Notes due 2022

(the “Convertible Notes Offering”)

and

650,000 Shares of Common Stock, par value $0.001 per Share by the Selling Stockholder

(as defined below) (the “Common Stock Offering”)

The information in this pricing term sheet relates only to the Convertible Notes Offering and the Common Stock Offering and should be read together with (i) the preliminary prospectus supplement dated November 14, 2017 relating to the Convertible Notes Offering (the “Convertible Notes Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, (ii) the preliminary prospectus supplement dated November 14, 2017 relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and (iii) the related base prospectus dated October 13, 2017 (Registration No. 333-220777). Neither the Convertible Notes Offering nor the Common Stock Offering is contingent on the successful completion of the other offering. Terms not defined in this pricing term sheet have the meanings given to such terms in the Convertible Notes Preliminary Prospectus Supplement or the Common Stock Preliminary Prospectus Supplement, as applicable. All references to dollar amounts are references to U.S. dollars. The information in this pricing term sheet supersedes the information in the Convertible Notes Preliminary Prospectus Supplement and the Common Stock Preliminary Prospectus Supplement to the extent inconsistent with the information in the Convertible Notes Preliminary Prospectus Supplement or the Common Stock Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Convertible Notes Preliminary Prospectus Supplement and the Common Stock Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Convertible Notes Preliminary Prospectus Supplement and the Common Stock Preliminary Prospectus Supplement, as the case may be.

Issuer:	Everbridge, Inc.

Common Stock:	Common stock, par value $0.001 per share, of the Issuer

Ticker / Exchange for Common Stock:	EVBG / The NASDAQ Global Market (“NASDAQ”)

Pricing Date:	November 15, 2017

Trade Date:	November 16, 2017

Settlement Date:	November 20, 2017

NASDAQ Last Reported Sale Price of Common Stock on November 15, 2017:	$26.97 per share

Convertible Notes Offering

Notes:	1.50% Convertible Senior Notes due 2022

Aggregate Principal Amount of Notes Offered:	$100,000,000 (or $115,000,000 if the underwriters’ over-allotment option is exercised in full)

Issue Price:	100%

Maturity:	November 1, 2022, unless earlier repurchased, redeemed or converted

Interest Rate:	1.50% per annum from November 20, 2017

Interest Payment Dates:	May 1 and November 1, beginning May 1, 2018

Conversion Premium:	Approximately 25% above the Public Offering Price in the Common Stock Offering

Initial Conversion Rate:	29.6626 shares of Common Stock per $1,000 principal amount of Notes

Initial Conversion Price:	Approximately $33.71 per share of Common Stock

Redemption:	The Issuer may not redeem the Notes prior to November 6, 2020. The Issuer may redeem for cash all or any portion of the Notes, at the Issuer’s option, on or after November 6, 2020 if the last reported sale price of the Common Stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive), including the trading day immediately preceding the date on which the Issuer provides notice of redemption, during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which the Issuer provides notice of redemption at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No “sinking fund” is provided for the Notes.

	Per Note	Total
Public Offering Price	$1,000	$100,000,000
Underwriting Discounts	$29	$2,900,000
Proceeds to the Issuer (Before Expenses)	$971	$97,100,000

Use of Proceeds:

The Issuer estimates that the net proceeds from the Convertible Notes Offering will be approximately $96.5 million (or $111.1 million if the underwriters exercise their over-allotment option in full), after deducting fees and estimated expenses payable by the Issuer.

The Issuer expects to enter into capped call transactions with one or more of the underwriters and/or their respective affiliates or other financial institutions (the “option counterparties). The Issuer intends to use approximately $11.2 million of the net proceeds from the

Convertible Notes Offering to pay for the cost of the capped call transactions. The Issuer intends to use the remainder of the net proceeds for working capital and other general corporate purposes. The Issuer may also use a portion of the proceeds from the Convertible Notes Offering for acquisitions or strategic investments in complementary businesses or technologies or for geographic expansion, although the Issuer has no current plans for any such acquisitions, investments or expansion. These expectations are subject to change. If the underwriters exercise their over-allotment option, the Issuer may use a portion of the proceeds from the sale of the additional Notes to enter into additional capped call transactions with the option counterparties and for working capital and other general corporate purposes.

Adjustment to Conversion Rate upon Conversion upon a Make-Whole Fundamental Change or a Notice of Redemption:

If the effective date of a make-whole fundamental change occurs prior to the maturity date of the Notes or the Issuer gives a notice of redemption with respect to any or all of the Notes and, in each case, a holder elects to convert its Notes in connection with such make-whole fundamental change or redemption notice, as applicable, the following table sets forth the number of additional shares of Common Stock by which the conversion rate will be increased per $1,000 principal amount of Notes for each stock price and effective date set forth below:

Stock Price
Effective Date	$26.97	$30.00	$32.50	$33.71	$35.00	$40.00	$43.83	$50.00	$75.00	$100.00	$125.00	$150.00	$175.00	$200.00	$250.00
November 20, 2017	7.4156	5.8461	4.8687	4.4724	4.0978	2.9865	2.3970	1.7407	0.6423	0.3141	0.1723	0.0951	0.0500	0.0231	0.0000
November 1, 2018	7.4156	5.7977	4.7505	4.3300	3.9349	2.7808	2.1839	1.5378	0.5296	0.2576	0.1405	0.0773	0.0398	0.0173	0.0000
November 1, 2019	7.4156	5.6649	4.5353	4.0866	3.6690	2.4749	1.8803	1.2630	0.3937	0.1951	0.1079	0.0590	0.0296	0.0118	0.0000
November 1, 2020	7.4156	5.3937	4.1572	3.6753	3.2324	2.0129	1.4430	0.8944	0.2551	0.1312	0.0745	0.0406	0.0195	0.0065	0.0000
November 1, 2021	7.4156	4.8062	3.4155	2.8936	2.4280	1.2497	0.7794	0.4055	0.1190	0.0681	0.0396	0.0213	0.0093	0.0016	0.0000
November 1, 2022	7.4156	3.6707	1.1066	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective date may not be set forth on the table, in which case:

•       if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares of Common Stock by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares of Common Stock set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•       if the stock price is greater than $250.00 per share Common Stock (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares of Common Stock will be added to the conversion rate; and

•       if the stock price is less than $26.97 per share Common Stock (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares of Common Stock will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of Notes exceed 37.0782 shares of Common Stock, subject to adjustment in the same manner as the conversion rate as set forth under “Description of the Notes—Conversion Rights—Conversion Rate Adjustments” in the Convertible Notes Preliminary Prospectus Supplement.

CUSIP Number / ISIN:	29978A AA2 / US29978AAA25

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Credit Suisse Securities (USA) LLC

Senior Co-Managers:	Stifel, Nicolaus & Company, Incorporated KeyBanc Capital Markets Inc.

Co-Managers:	Canaccord Genuity Inc. Needham & Company, LLC Northland Securities, Inc. Raymond James & Associates, Inc. William Blair & Company, L.L.C.

Common Stock Offering

Selling Stockholder:	Mr. Jaime Ellertson

Common Stock Offered by Selling Stockholder:	650,000 shares of Common Stock

Option for Underwriters to Purchase Additional Shares of Common Stock:	97,500 additional shares of Common Stock

	Per Share of Common Stock	Total
Public Offering Price	$26.97	$17,530,500
Underwriting Discounts	$0.5394	$350,610
Proceeds to the Selling Stockholder (Before Expenses)	$26.4306	$17,179,890

Use of Proceeds:	The Issuer is not selling any shares of Common Stock in the Common Stock Offering and as a result, the Issuer will not receive any of the proceeds from the sale of shares by the Selling Stockholder in the Common Stock Offering.

CUSIP Number / ISIN:	29978A104/ US29978A1043

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Credit Suisse Securities (USA) LLC

Senior Co-Managers:	Stifel, Nicolaus & Company, Incorporated KeyBanc Capital Markets Inc.

Co-Managers:	Canaccord Genuity Inc. Needham & Company, LLC Northland Securities, Inc. Raymond James & Associates, Inc. William Blair & Company, L.L.C.

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplements for the offerings) with the U.S. Securities and Exchange Commission (the “SEC”) for the offerings to which this communication relates. Before you invest, you should read the Convertible Notes Preliminary Prospectus Supplement or the Common Stock Preliminary Prospectus Supplement, as the case may be, the related base prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Convertible Notes Offering and the Common Stock Offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies may be obtained from BofA Merrill Lynch, Attention: Prospectus Department, 222 Broadway New York, NY 10038, 866-500-5408, dg.prospectus_requests@baml.com, or from Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, NY 10010, (800) 221-1037, newyork.prospectus@credit-suisse.com.

This communication should be read in conjunction with the Convertible Notes Supplement or the Common Stock Preliminary Prospectus Supplement, as the case may be, and the related base prospectus. The information in this communication supersedes the information in the Convertible Notes Preliminary Prospectus Supplement or the Common Stock Preliminary Prospectus Supplement, as the case may be, and the related base prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the related base prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.